COOPERATION AGREEMENT

This Cooperation Agreement (this "**Agreement**"), effective as of April 12, 2022 (the "**Effective Date**"), is entered into by and among Codorus Valley Bancorp, Inc., a Pennsylvania corporation (the "**Corporation**"), and Driver Opportunity Partners I LP, a Delaware limited partnership, Driver Management Company LLC and J. Abbott R. Cooper (each, a "**Driver Party**" and collectively, the "**Driver Parties**"). The Corporation and the Driver Parties are collectively referred to as the "**Parties**," and each of the Corporation and the collective Driver Parties, a "**Party**." Unless otherwise defined, capitalized terms shall have the meanings given to them in Section 18 herein.

WHEREAS, as of the Effective Date, the Driver Parties directly or indirectly beneficially own an aggregate of 640,880 shares of common stock, par value $2.50 per share, of the Corporation (the "**Common Stock**"); and

WHEREAS, on February 2, 2022, Driver Opportunity Partners I LP submitted to the Corporation a notice (the "**Shareholder Nomination**") regarding its intent to nominate each of Aashish R. Kamat, John E. Kiernan and A. Dwight Utz to the Corporation's Board of Directors (the "**Board**") at the Corporation's 2022 Annual Meeting of Shareholders or any adjournments or postponements thereto (the "**2022 Annual Meeting**").

NOW, THEREFORE, in consideration of the promises, representations and mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.   Board Composition.

(a)   Board Matters.

(i)   Contemporaneously with the execution of this Agreement the Board and all applicable committees thereof shall (A) take such actions as are necessary to increase the size of the Board and appoint John E. Kiernan (the "**First New Director**") to the Board as a Class B director with a term expiring at the 2022 Annual Meeting, and (B) begin a process to identify two (2) new independent directors to be appointed to the Board, one of whom shall be identified and selected by the Board in its sole discretion (the "**Second New Director**"), and the other of whom shall be mutually agreed upon by the Driver Parties and the Board, cooperating in good faith (the "**Third New Director**," collectively with the First New Director and the Second New Director, the "**New Directors**"). The Third New Director shall have experience serving as a member of a board of directors of a commercial banking company whose securities trade on a "national securities exchange," as such term is defined by the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"). Each of the Second New Director and Third New Director shall be appointed to the Board no later than June 30, 2022 to a class of the Board that results in the size of the Board's classes being divided as evenly as possible.

(ii)   Prior to the appointment of each New Director, the Board shall determine whether such New Director is an "Independent Director," as defined in The Nasdaq Stock Market LLC Listing Rule 5605 (or applicable requirement of such other national securities exchange designated as the primary market on which the Common Stock is listed for trading). In connection with the foregoing, and as a condition to the appointment of each New Director to the Board, each New Director shall (A) be required to promptly provide to the Corporation any information required to be, or that is customarily disclosed by directors or director candidates, in proxy statements or other filings under applicable law or stock exchange regulations, information in connection with assessing eligibility, independence, and other criteria applicable to directors or related to satisfying compliance and legal obligations, and a fully completed and executed copy of the Corporation's director candidate questionnaire (substantially in the form completed by the Corporation's incumbent non-management directors) and other reasonable and customary director onboarding documentation (substantially in the form completed by the Corporation's incumbent non-management directors); (B) be interviewed by the Corporate Governance and Nominating Committee of the Board (the "**Nominating Committee**") and be reasonably acceptable to the Nominating Committee and the Board (acting in good faith in accordance with their customary and generally applicable procedures for evaluating director candidates); and (C) consent to appropriate background checks comparable to those undergone by other non-management directors of the Corporation.

(b)   Board Support. At the 2022 Annual Meeting and the Corporation's 2023 Annual Meeting of Shareholders, the Corporation agrees to recommend, support and solicit proxies for the election of the New Directors in the same manner as the Corporation recommends, supports and solicits proxies for the election of the Corporation's other director nominees. The Corporation agrees that each New Director, upon his or her appointment to the Board shall receive (i) the same benefits of director and officer insurance as all other non-management directors on the Board, (ii) the same compensation for his or her service as a director as the compensation received by other non-management directors on the Board, and (iii) such other benefits on the same basis as all other non-management directors on the Board.

(c)   Board Size. During the period commencing with the Effective Date through the Termination Date (as defined below) (the "**Standstill Period**"), the Board and all applicable committees of the Board shall not increase the size of the Board to greater than eleven (11) directors without the prior written consent of the Driver Parties.

(d)   Board Policies and Procedures. Each Party acknowledges that each New Director, upon his or her appointment to the Board, shall be governed by all of the same policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, including, but not limited to, the Corporation Policies (as defined below) and will be required to adhere to the Corporation's policies on confidentiality imposed on all members of the Board.

(e)   Committee Matters.

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(i)   New Director Committee Appointments. Immediately following the First New Director's appointment to the Board, the Board and all applicable committees thereof shall take the necessary steps to appoint the First New Director to each of the Corporate Governance and Nominating Committee, Compensation Committee (the "**Compensation Committee**"), and the Audit Committee of the Board (the "**Audit Committee**"). Immediately following the Third New Director's appointment to the Board, the Board and all applicable committees thereof shall take the necessary steps to appoint the Third New Director to the Enterprise Risk Management Committee of the Board, which shall consist of three independent directors.

(ii)   Compensation Committee. As soon as reasonably practicable following the Effective Date, the Compensation Committee shall undertake, with the assistance of independent third-party advisors, a comprehensive study regarding executive compensation, including all executive compensation initiatives proposed by the Driver Parties on February 9, 2022 and in its March 18, 2022 letters, attached hereto as Exhibit A, and any recommendations contained in the Credit Risk Study (as defined below) (such study, the "**Compensation Study**"). As part of the Compensation Study, the Compensation Committee shall, among other things, (A) solicit feedback from the Corporation's shareholders, and (B) evaluate stock ownership guidelines for the Corporation's directors. The Corporation shall publicize the results of the Compensation Study in the ordinary course of business after the implementation of the actions recommended by the Compensation Committee as a result of its analysis of the Compensation Study.

(iii)   Audit Committee. Immediately following the Effective Date, the Audit Committee shall engage Chain Bridge Partners, LLC to undertake a comprehensive review of the Corporation's credit risk policies and practices, including, but not limited to, an assessment of the Board's governance of the Company's lending program and managerial compliance and execution within defined policies and procedures with the intent of identifying material inadequacies or program weaknesses and render an opinion as to the overall lending program adequacy (such assessment, the "**Credit Risk Study**"). The scope of work with respect to the Credit Risk Study will include: (a) reviewing for the adequacy of Board level governance of the lending program; (b) assessing managerial compliance with Board approved policies and procedures including loan underwriting documentation and support, ongoing credit administration including maintenance of current file documentation, appropriateness of internal risk ratings and workout and collection practices including the timely recognition of credit losses, which will include a credit review of all commercial loans charged off (whether partially or in full) since 2019; and (c) performing a credit review that will include a sampling of currently outstanding real estate and commercial and industrial loans based upon size, performance, and origination date capturing both newly originated and longer dated loans, insider, internal risk grades, and other factors as identified. The Credit Risk Study will conclude upon forming recommendations for strengthening the Corporation's credit and underwriting risk management policies and practices and the Board will act upon the unanimous recommendation(s) of the Audit Committee as set forth in the Credit Risk Study.

2. <u>Withdrawal of Proxy Contest and Related Matters</u>. No later than two (2) business days after the Effective Date, the Driver Parties hereby irrevocably agree to have taken all necessary actions to immediately:

(a) withdraw the Shareholder Nomination (with this Agreement deemed to evidence such withdrawal) and any and all related materials and notices submitted to the Corporation in connection therewith or related thereto, and to not take any further action in connection with the solicitation of proxies in connection with the Shareholder Nomination and/or the Driver Proposals (other than in connection with such withdrawal or <u>Section 11</u> hereof);

(b) withdraw any demand or request for a copy of the Corporation's list of shareholders or its other books and records pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of Pennsylvania providing for shareholder access to books and records (including, but not limited to, lists of shareholders) of the Corporation (with this Agreement deemed to evidence such withdrawal);

(c) withdraw or rescind any request under the Freedom of Information Act with respect to the Corporation;

(d) cease any and all solicitation and other activities in connection with the 2022 Annual Meeting (it being understood and agreed that the Driver Parties are required to vote their shares of Common Stock beneficially owned as of the record date with respect to the 2022 Annual Meeting, subject to the provisions of this Agreement); and

(e) modify, disable and not permit to be re-enabled the section of the website "www.drivermanagementcompany.com/codorus-valley-bancorp" or any other websites the Driver Parties directly or indirectly maintain with respect to their solicitation and/or campaign directly or indirectly related to the Corporation and/or the 2022 Annual Meeting.

3. <u>Mutual Non-Disparagement</u>.

(a) Each Driver Party agrees that, during the Standstill Period, neither it nor any of its Representatives (as defined below) shall, and it shall cause each of its Representatives to not, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize, or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support, or participate in any of the foregoing), any remark, comment, message, information, declaration, communication, or other statement of any kind (including, but not limited to, through the use of any social or professional networking websites and/or blogs), whether verbal, in writing, electronically transferred, or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, or constitute an ad hominem attack on, or otherwise disparage, defame, damage, criticize, condemn, or impugn the reputation or good name of the Corporation or any of its current or former Representatives, or any of their respective businesses, products, services, actions, writings, policies, practices, procedures, or advertisements.

(b)   The Corporation hereby agrees that, during the Standstill Period, neither it nor any of its Representatives shall, and it shall cause each of its Representatives to not, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize, or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support, or participate in any of the foregoing), any remark, comment, message, information, declaration, communication, or other statement of any kind (including, but not limited to, through the use of any social or professional networking websites and/or blogs), whether verbal, in writing, electronically transferred, or otherwise, that might reasonably be construed to be derogatory or critical of, or negative toward, or constitute an ad hominem attack on, or otherwise disparage, defame, damage, criticize, condemn, or impugn the reputation or good name of any Driver Party or any of their respective current or former Representatives, or any of their respective businesses, products, services, actions, writings, policies, practices, procedures, or advertisements.

(c)   Notwithstanding the foregoing, nothing in this Section 3 or elsewhere in this Agreement shall prohibit any Party from making any statement or disclosure required under the federal securities laws or other applicable laws (including, but not limited to, to comply with any subpoena or other legal process from any Governmental Authority with competent jurisdiction over the relevant Party hereto) or stock exchange regulations; provided, however, that, unless prohibited under applicable law, such Party must provide written notice to the other Parties at least four (4) business days prior to making any such statement or disclosure required under the federal securities laws or other applicable laws or stock exchange regulations that would otherwise be prohibited by the provisions of this Section 3, and reasonably consider any comments of such other Party.

(d)   The limitations set forth in Sections 3(a) and 3(b) shall not prevent any Party from responding to any public statement made by the other Party of the nature described in Sections 3(a) and 3(b), if such statement by the other Party was made in breach of this Agreement, and any such response shall not be deemed to be a breach of this Agreement by the responding Party.

(e)   For the avoidance of doubt, the limitations set forth in Sections 3(a) and 3(b) apply to all communications, including, but not limited to, any filings that must be made by either Party in connection with Section 11 of this Agreement.

4.   No Litigation.

(a)   The Driver Parties covenant and agree that, during the Standstill Period, they shall not, and shall not permit any of their Representatives to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other Person to threaten, initiate or pursue, any lawsuit, claim, or proceeding (including, but not limited to, commencing, encouraging, or supporting any derivative action in the name of the Corporation or any class action against the Corporation or any of its officers or directors, in each case with the intent of circumventing any terms of this Agreement) before any

Governmental Authority (collectively, "**Legal Proceedings**") against the Corporation or any of its Representatives, except for any Legal Proceeding initiated solely to remedy or seek a declaratory judgement that there has been a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent the Driver Parties or any of their Representatives from responding to oral questions, interrogatories, requests for information or documents, subpoenas, civil investigative demands, or similar processes (a "**Legal Requirement**") in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, the Driver Parties or any of their Representatives; provided, further, that in the event that the Driver Parties or any of their Representatives receives such Legal Requirement, the Driver Parties shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the Corporation. In any such Legal Proceeding permitted under this Section 4(a) by the Driver Parties against the Corporation or any of its Representatives, the prevailing party shall be entitled to an award of all reasonable costs and attorney's fees.

(b)   The Corporation covenants and agrees that, during the Standstill Period, it shall not, and shall not permit any of its Representatives to, alone or in concert with others, knowingly encourage or pursue, or knowingly assist any other Person to threaten, initiate or pursue, any Legal Proceedings on claims arising out of any facts known to the Corporation as of the Effective Date against any of the Driver Parties or any of their respective Representatives, except for any Legal Proceeding initiated solely to remedy or seek a declaratory judgement that there has been a breach of or to enforce this Agreement; provided, however, that the foregoing shall not prevent the Corporation or any of its Representatives from responding to a Legal Requirement in connection with any Legal Proceeding if such Legal Proceeding has not been initiated by, or on behalf of, the Corporation or any of its Representatives; provided, further, that in the event the Corporation or any of its Representatives receives such Legal Requirement, the Corporation shall, unless prohibited by applicable law, give prompt written notice of such Legal Requirement to the Driver Parties, as applicable. In any such Legal Proceeding permitted under this Section 4(b) by the Driver Parties against the Corporation or any of its Representatives, the prevailing party shall be entitled to an award of all reasonable costs and attorney's fees.

5.   Release.

(a)   As of the Effective Date, the Driver Parties, and each of them, permanently, fully and completely release, acquit and discharge the Corporation, and the Corporation's subsidiaries, joint ventures and partnerships, successors, assigns, officers, directors, partners, members, managers, principals, predecessor or successor entities, agents, employees, shareholders, auditors, advisors, consultants, attorneys, insurers, heirs, executors, administrators, successors and assigns of any such Person (in each case, and in their capacities as such) (collectively, the "**Corporation's Affiliates**"), jointly or severally, of and from any and all claims, demands, damages, causes of action, debts, liabilities, controversies, judgments, and suits of every kind and nature whatsoever, direct or derivative, foreseen, unforeseen, known or unknown, that the Driver Parties or any of them have had, now have, or may have against any of the Corporation and/or the Corporation's Affiliates, collectively, jointly or severally, at any time prior to and including the Effective

Date, including, but not limited to, any and all claims arising out of or in any way whatsoever related to the Driver Parties' involvement with the Corporation (the "**Release**"); provided, however, that the Release shall be void if a court finds in a final, non-appealable order that the Corporation materially breached this Agreement with such material breach not capable of being cured.

(b)   The Driver Parties each acknowledge that as of the time of the Effective Date, the Parties may have claims against the Corporation that a Driver Party does not know or suspect to exist in his, her, or its favor, including, but not limited to claims that, had they been known, might have affected the decision to enter into this Agreement, or to provide the Release set forth in this Section 5. In connection with any such claims, the Driver Parties agree that they intend to waive, relinquish, and release any and all provisions, rights, and benefits any state or territory of the United States or other jurisdiction that purports to limit the application of a release to unknown claims, or to facts unknown at the time the Release was entered into. In connection with this waiver, the Driver Parties acknowledge that they, or any of them, may (including after the Effective Date) discover facts in addition to or different from those known or believed by them to be true with respect to the subject matter of the Release set forth in this Section 5, but it is the intention of the Driver Parties to complete, fully, finally, and forever compromise, settle, release, discharge, and extinguish any and all claims that they may have against the Corporation, known or unknown, suspected or unsuspected, contingent or absolute, accrued or unaccrued, apparent or unapparent, that now exist or previously existed, without regard to the subsequent discovery of additional or different facts. The Driver Parties acknowledge that the foregoing waiver is a key, bargained-for element to this Agreement and the Release that is part of it.

(c)   The Release provided for in this Section 5 is intended to be broad, and this breadth is a bargained-for feature of this Agreement. Despite this, the Release provided for in this Section 5 is not intended to, and does not, extend to any Party's obligations under this Agreement.

6.   Voluntary Dismissal of Litigation. In consideration of the terms set forth in this Agreement, including but not limited to the Release set forth in Section 5 the: (a)Driver Parties shall voluntarily dismiss with prejudice any and all claims asserted in any actions currently pending against the Corporation or the Corporation's Affiliates in their entirety, including, but not limited to, the cases currently pending in the Court of Common Pleas of York County, Pennsylvania at Docket No. 2021-SU-002359 and the United States District Court for the Middle District of Pennsylvania at Docket No. 1:22-cv-00399-JPW; and (b) dismissal of such litigation will provide that each Party shall bear its own costs, and will include no admission of any factual or legal matter concerning any issue in the litigation or in the Driver Parties' involvement with the Corporation, or of any liability of one to the other.

7.   Voting of Driver Parties' Common Stock. At each annual or special meeting of the Corporation's shareholders (including, but not limited to, any adjournment, postponement, rescheduling or continuation thereof) held during the Standstill Period, each of the Driver Parties agrees to, and agrees to cause each of its Affiliates or Associates to: (a) appear in person or by proxy at such meeting or otherwise cause all shares of Common Stock beneficially owned by the

Driver Parties and their Affiliates and Associates to be counted as present for purposes of establishing a quorum and (b) vote, or cause to be voted, all Common Shares beneficially owned by Driver Parties and their Affiliates and Associates in accordance with the Board's recommendations with respect to (i) each election or removal of directors, (ii) the ratification of the appointment of the Corporation's independent registered public accounting firm, (iii) the Corporation's "say-on-pay" proposal(s) and (iv) any other proposal to be submitted to the Corporation's shareholders by either the Corporation or any shareholders of the Corporation; provided, however, that the Driver Parties shall be permitted to vote in their sole discretion on any proposal with respect to any proposal for, or offer of, tender offer, exchange offer, merger, consolidation, acquisition, sale of all or substantially all assets or sale, spinoff, splitoff or other similar separation of one or more business units, business combination, recapitalization, restructuring, liquidation, dissolution or similar extraordinary transaction involving the Corporation; provided, further, that in the event that Institutional Shareholder Services or Glass Lewis & Co. (including any successor thereto) issues a voting recommendation that differs from the voting recommendation of the Board with respect to any Corporation-sponsored proposal submitted to shareholders at a shareholder meeting (other than with respect to the election of directors to the Board, the removal of directors from the Board, the size of the Board or the filling of vacancies on the Board), the Driver Parties shall be permitted to vote in accordance with any such recommendation.

8. Standstill

(a)   During the Standstill Period, each Driver Party shall not, and shall cause their respective Representatives to not, directly or indirectly:

(i)   make any announcement or proposal with respect to, or offer, seek, propose, or indicate an interest in, (A) any form of business combination or acquisition or other transaction relating to some or all of the Common Stock, or some or all of the material assets of the Corporation or any of its subsidiaries, (B) any form of restructuring, recapitalization, or similar transaction with respect to the Corporation or any of its subsidiaries or (C) any form of tender or exchange offer for shares of Voting Securities, whether or not such transaction involves a Change of Control (as defined below) of the Corporation;

(ii)   engage in, or assist in the engagement in, any solicitation of proxies or written consents to vote any Voting Securities, or conduct, or assist in the conducting of, any type of binding or nonbinding referendum with respect to any Voting Securities, or assist or participate in any other way, directly or indirectly, in any solicitation of proxies (or written consents) with respect to, or from the holders of, any Voting Securities, or otherwise become a "participant" in a "solicitation," as such terms are defined in Instruction 3 of Item 4 of Schedule 14A and Rule 14a-1 of Regulation 14A, respectively, under the Exchange Act, to vote any securities of the Corporation (including, but not limited to, initiating, encouraging or participating in any "withhold" or similar campaign);

(iii)   purchase or otherwise acquire, or offer, seek, propose or agree to acquire, ownership (including beneficial ownership) of any securities of the

Corporation, any direct or indirect rights or options to acquire any such securities, any derivative securities or contracts or instruments in any way related to the price of shares of Common Stock, or any assets or liabilities of the Corporation;

(iv)   advise, encourage, or intentionally influence any Person with respect to the disposition of any securities of the Corporation;

(v)   take any action in furtherance of or make any proposal or request that such Driver Party knows, or should reasonably expect to know, constitutes or would result in: (A) advising, controlling, changing, or influencing any director or employee of the Corporation, including, but not limited to, any plans or proposals to change the number or terms of the Corporation directors or to fill any vacancies on the Board, except as set forth in this Agreement, (B) any material change in the capitalization, stock repurchase programs, or practices or dividend policy of the Corporation, (C) any other material change in the Corporation's management, business, or corporate structure, (D) seeking to have the Corporation waive or make amendments or modifications to the By-Laws or the Articles of Incorporation (each as defined below), or other actions that may impede or facilitate the acquisition of control of the Corporation by any Person, (E) causing a class of securities of the Corporation to be delisted from, or to cease to be authorized to be quoted on, any securities exchange, or (F) causing a class of securities of the Corporation to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the rules promulgated thereunder;

(vi)   communicate with shareholders of the Corporation or others pursuant to Rule 14a-1(l)(2)(iv) under the Exchange Act;

(vii)   act, including, but not limited to, making public announcements or speaking to reporters or members of the media (whether "on the record" or on "background" or "off the record"), to seek to influence the Corporation's shareholders, management, or the Board with respect to the Corporation's policies, operations, balance sheet, capital allocation, marketing approach, business configuration, Extraordinary Transactions, or strategy or to obtain representation on the Board or seek the removal of any director in any manner, except as expressly permitted by this Agreement;

(viii)   call or attempt to call, or request the call of, alone or in concert with others, any meeting of shareholders, whether or not such a meeting is permitted by the By-Laws, including, but not limited to, a "town hall meeting";

(ix)   attempt to, or knowingly encourage or advise any Person, to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors with respect to the Corporation or seek, encourage or take any other action with respect to the election or removal of any directors;

(x)   form, join, maintain or in any other way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any Voting Security;

(xi)   demand a copy of the Corporation's list of shareholders or its other books and records or make any request pursuant to Rule 14a-7 under the Exchange Act or under any statutory or regulatory provisions of Pennsylvania providing for shareholder access to books and records (including, but not limited to, lists of shareholders) of the Corporation;

(xii)   make any request or submit any proposal to amend or waive the terms of this Section 8 other than through non-public communications with the Corporation that would not be reasonably likely to trigger public disclosure obligations for any Party;

(xiii)   engage any private investigations firm or other Person to investigate any of the Corporation's directors or officers;

(xiv)   disclose in a manner that could reasonably be expected to become public any intent, purpose, plan or proposal with respect to any director or the Corporation's management, policies, strategy, operations, financial results or affairs, any of its securities or assets or this Agreement that is inconsistent with the provisions of this Agreement; or

(xv)   enter into any discussions, negotiations, agreements, or understandings with any Person with respect to any action the Driver Parties are prohibited from taking pursuant to this Section 8, or advise, assist, knowingly encourage, or seek to persuade any Person to take any action or make any statement with respect to any such action, or otherwise take or cause any action or make any statement inconsistent with any of the foregoing.

Notwithstanding anything to the contrary contained in this Section 8, the Driver Parties shall not be prohibited or restricted, during the time that any of the Driver Parties continues to be a shareholder of the Corporation, from: (A) communicating privately with the Board or any officer or director of the Corporation, regarding any matter, so long as such communications are not intended to, and would not reasonably be expected to, require any public disclosure of such communications by any of the Driver Parties or their respective Affiliates, the Corporation or its Affiliates or any Third Party (as defined below), subject in any case to any confidentiality obligations to the Corporation of any such director or officer and applicable law, rules or regulations; (B) taking any action necessary to comply with any law, rule, or regulation or any action required by any Governmental Authority that has, or may have, jurisdiction over any Driver Party, provided that a breach by such Parties of this Agreement is not the cause of the applicable requirement; or (C) privately communicating to any of their investors factual information regarding the Corporation, provided such communications are subject to reasonable confidentiality obligations and are not otherwise reasonably expected to be publicly disclosed. Nothing in this Section 8 shall be construed to prevent or restrict the identification and appointment of the Third New Director pursuant to Section 1.

(b)   The Driver Parties and the Corporation acknowledge that, other than as restricted by the terms in this Agreement or applicable law, the Driver Parties shall conduct themselves as, and be treated as, any other shareholder, with similar shareholder rights and access to management and the Board. The Driver Parties shall not have or claim any information rights beyond those afforded to all other shareholders (other than as limited or otherwise restricted by this Section 8) and acknowledge the Corporation's Regulation FD obligations.

(c)   During the Standstill Period, each Driver Party shall refrain from taking any actions which could reasonably be expected to have the effect of encouraging, assisting, or influencing other shareholders of the Corporation or any other Persons to engage in actions which, if taken by such Party, would violate this Agreement.

(d)   During the Standstill Period, each of the Driver Parties agrees not to, and to cause their respective Representatives to not, comment publicly about any director of the Corporation or the Corporation's management, policies, strategy, operations, financial results, or affairs or any transactions involving the Corporation or any of its subsidiaries, except as expressly permitted by this Agreement.

9.   Representations and Warranties of the Corporation. The Corporation represents and warrants to the Driver Parties that (a) the Corporation was duly formed and is validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and the Corporation has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Corporation, constitutes a valid and binding obligation and agreement of the Corporation, and is enforceable against the Corporation in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, and (c) the execution, delivery and performance of this Agreement by the Corporation does not and will not result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, or any material agreement, contract, commitment, understanding or arrangement to which the Corporation is a party or by which it is bound.

10.   Representations and Warranties of the Driver Parties. Each Driver Party jointly and severally represents and warrants to the Corporation and its Representatives that (a) if such Driver Party is an entity, it was duly formed and is validly existing and in good standing under the laws of the jurisdiction of its formation, this Agreement has been duly and validly authorized, executed and delivered by such Driver Party, and constitutes a valid and binding obligation and agreement of such Driver Party, enforceable against such Driver Party in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights and remedies of creditors and subject to general equity principles, (b) the signatory for each Driver Party has the

power and authority to execute this Agreement and any other documents or agreements entered into in connection with this Agreement on behalf of itself and the applicable Driver Party associated with that signatory's name, and to bind such Driver Party to the terms hereof and thereof, (c) the execution, delivery and performance of this Agreement by the Driver Party does not and will not result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could become a default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound, and (d) the First New Director is fully independent from the Driver Parties and the First New Director will not be, and the Driver Parties will not consider the First New Director to be, a stockholder designee or stockholder representative of the Driver Parties. Each Driver Party represents and warrants that it has not compensated the First New Director in connection with the Corporation, nor does it have any voting commitments (written or oral) with the First New Director as of the date of this Agreement, and agrees that it shall not compensate the First New Director solely in respect of his service as a director on the Board or enter into voting commitments (written or oral) relating to the Corporation with any director or officer of the Corporation.

11.   SEC Filings.

(a)   Promptly following the Effective Date, the Corporation will issue a press release (the "**Press Release**") substantially in the form attached hereto as Exhibit B. Following the Effective Date, the Corporation shall file with the SEC a Current Report on Form 8-K to report its entry into this Agreement and appending this Agreement as an exhibit thereto (the "**Form 8-K**"). The disclosures contained in the Form 8-K relating to this Agreement shall be consistent with the terms of this Agreement. The Corporation shall provide the Driver Parties with a reasonable opportunity to review and comment on the Form 8-K prior to its filing with the SEC and consider in good faith any comments of the Driver Parties.

(b)   No later than two (2) business days following the Effective Date, the Driver Parties shall file with the SEC an amendment to that certain Schedule 13D, dated July 6, 2021, as amended (the "**Driver Schedule 13D**") in compliance with Section 13 of the Exchange Act to report their entry into this Agreement and appending this Agreement as an exhibit thereto or incorporating this Agreement by reference to the Corporation's Current Report on Form 8-K referred to in Section 11(a) hereof (the "**Driver Schedule 13D Amendment**"). The disclosures in the Driver Schedule 13D Amendment relating to this Agreement shall be consistent with the terms of this Agreement. The Driver Parties shall provide the Corporation with a reasonable opportunity to review and comment on the Driver Schedule 13D Amendment prior to it being filed with the SEC and consider in good faith any comments of the Corporation.

(c)   Except as otherwise provided in this Agreement, the Driver Parties shall not make any public statements related to this Agreement or take any action that would require public disclosure thereof.

12.   Term; Termination. The term of this Agreement shall commence on the Effective Date and shall continue until terminated by either Party giving at least five (5) business days' written notice to the other Party (the effective date of termination, the "**Termination Date**"), except that neither Party shall be permitted to terminate this Agreement until the date that is thirty (30) days prior to the opening of the window for submission of shareholder nominations for the Corporation's 2024 Annual Meeting of Shareholders pursuant to the By-laws; provided, however, that (a) the Driver Parties may earlier terminate this Agreement if the Corporation commits a material breach of its obligations under this Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by the Corporation from the Driver Parties specifying the material breach, or, if impossible to cure within fifteen (15) days, that the Corporation has not taken any substantive action to cure within such fifteen (15) day period; and (b) the Corporation may earlier terminate this Agreement if any of the Driver Parties commits a material breach of this Agreement that (if capable of being cured) is not cured within fifteen (15) days after receipt by such Driver Party from the Corporation specifying the material breach, or, if impossible to cure within fifteen (15) days, that such Party has not taken any substantive action to cure within such fifteen (15) day period. Termination of this Agreement shall not relieve any Party from its responsibilities in respect of any breach of this Agreement occurring prior to such termination.

13.   Expenses. Each Party shall be responsible for its own fees and expenses in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby; provided, that the Corporation shall, pay to the Driver Parties an amount not to exceed in the aggregate $500,000 (the "**Settlement Payment**"), (a) in exchange for the releases from the Driver Parties set forth in Section 5(a), and (b) as reimbursement for out-of-pocket fees and expenses incurred by the Driver Parties in connection with its engagement with the Company. The Corporation shall remit to the Driver Parties the Settlement Payment within two (2) business days following the Corporation's receipt of the Driver Parties' documentation with respect to the Settlement Payment.

14.   No Other Discussions or Arrangements. The Driver Parties represent and warrant that, as of the Effective Date, except as specifically disclosed on the Driver Schedule 13D, or as disclosed to the Corporation in writing prior to the Effective Date, (a) none of the Driver Parties owns, of record or beneficially, any Voting Securities or any securities convertible into, or exchangeable or exercisable for, any Voting Securities and (b) none of the Driver Parties have entered into, directly or indirectly, any agreements or understandings with any Person (other than their own respective Representatives) with respect to any potential transaction involving the Corporation or the voting or disposition of any securities of the Corporation.

15.   Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Pennsylvania without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the Commonwealth of Pennsylvania. Each Party agrees that it shall bring any suit, action, or other proceeding in respect of any claim arising out of or related to this Agreement (each, an "**Action**") either in (a) the Court of Common Pleas of York County, Pennsylvania, or (b) the United States District Court for the Middle District of Pennsylvania (collectively, the "**Chosen Courts**"), and, solely in connection with an Action, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) irrevocably submits to the exclusive venue of any such Action in the Chosen Courts and waives any objection to laying venue in any

such Action in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party hereto and (iv) agrees that service of process upon such Party in any such Action shall be effective if notice is given in accordance with Section 19 of this Agreement. Each Party agrees that a final judgment in any Action brought in the Chosen Courts shall be conclusive and binding upon each of the Parties and may be enforced in any other U.S. courts that has or may exercise jurisdiction over such Party by suit upon such judgment.

16.   Waiver of Jury Trial. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 16.

17.   Specific Performance. Each of the Parties acknowledges and agrees that irreparable harm to the other Parties may occur in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including, but not limited to, the payment of money damages). It is accordingly agreed that each of the Parties (the "**Moving Party**") shall be entitled to seek specific enforcement of, and injunctive or other equitable relief as a remedy for any such breach or to prevent any violation or threatened violation of, the terms hereof, and the other Parties will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. The Parties further agree to waive any requirement for the security or posting of any bond in connection with any such relief. The prevailing Party that obtains a final, non-appealable order shall be entitled to recover its fees and expenses incurred with respect to any Action from the non-prevailing Party. The remedies available pursuant to this Section 17 shall not be deemed to be the exclusive remedies for a breach of this Agreement but shall be in addition to all other remedies available at law or equity.

18.   Certain Definitions. As used in this Agreement:

(a)   "**Affiliate**" shall mean any "Affiliate" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, Persons who become Affiliates subsequent to the Effective Date;

(b)   "**Articles of Incorporation**" shall mean the Articles of Incorporation of the Corporation, as amended and as may be further amended from time to time;

(c)   "**Associate**" shall mean any "**Associate**" as defined in Rule 12b-2 promulgated by the SEC under the Exchange Act, including, for the avoidance of doubt, Persons who become Associates subsequent to the Effective Date;

(d)   "**beneficial owner**", "**beneficial ownership**" and "**beneficially own**" shall have the same meanings as set forth in Rule 13d-3 promulgated by the SEC under the Exchange Act;

(e)   "**business day**" shall mean any day other than a Saturday, Sunday or day on which the commercial banks in the Commonwealth of Pennsylvania are authorized or obligated to be closed by applicable law;

(f)   "**By-Laws**" shall mean the Corporation's Amended and Restated By-Laws, as may be amended from time to time;

(g)   a "**Change of Control**" transaction shall be deemed to have taken place if (i) any Person is or becomes a beneficial owner, directly or indirectly, of securities of the Corporation representing more than twenty-five percent (25%) of the equity interests and voting power of the Corporation's then-outstanding equity securities or (ii) the Corporation enters into a stock-for-stock transaction whereby immediately after the consummation of the transaction the Corporation's shareholders retain less than fifty percent (50%) of the equity interests and voting power of the surviving entity's then-outstanding equity securities;

(h)   "**Corporation Policies**" mean the policies, processes, procedures, codes, rules, standards and guidelines applicable to members of the Board, including, but not limited to, the Corporation's Code of Business Conduct and Ethics, Luxury Expenditures Policy and any other policies on stock ownership, public disclosures and confidentiality.

(i)   "**Extraordinary Transaction**" shall mean any equity tender offer, equity exchange offer, merger, acquisition, business combination, or other transaction with a Third Party that, in each case, would result in a Change of Control of the Corporation, liquidation, dissolution or other extraordinary transaction involving a majority of its equity securities or a majority of its assets, and, for the avoidance of doubt, including any such transaction with a Third Party that is submitted for a vote of the Corporation's shareholders;

(j)   "**Governmental Authority**" shall mean any federal, state, local, municipal, or foreign government and any political subdivision thereof, any authority, bureau, commission, department, board, official, or other instrumentality of such government or political subdivision, any self-regulatory organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), including, but not limited to, the SEC, the Pennsylvania Department of Banking and Securities, the Pennsylvania Office of Attorney General, the Board of Governors of the Federal Reserve

System, the Federal Deposit Insurance Corporation, and the respective staffs thereof, and any court of competent jurisdiction.

(k)   "**other Parties**" shall mean, with respect to the Corporation, any of the Driver Parties; and with respect to any of the Driver Parties, the Corporation;

(l)   "**Person**" or "**Persons**" shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, any other entity of any kind, structure or nature, and any Governmental Authority.

(m)   "**Representative**" shall mean a Person's Affiliates and Associates and its and their respective directors, officers, employees, personnel, partners, members, managers, consultants, auditors, legal or other advisors, agents and other representatives (in each case in their capacities as such);

(n)   a "**Third Party**" shall mean any Person who is not (i) a Party, (ii) a member of the Board, (iii) an officer of the Corporation, or (iv) an Affiliate of any Party; and

(o)   "**Voting Securities**" means the Common Stock and any other securities of the Corporation entitled to vote in the election of directors.

19.   Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by email (with confirmation of transmission) if sent during normal business hours, and on the next business day if sent after normal business hours; or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective Parties at the addresses set forth in this Section 19 (or to such other address that may be designated by a Party from time to time in accordance with this Section 19).

If to the Corporation, to its address at:

Codorus Valley Bancorp, Inc.
105 Leader Heights Road
York, PA 17403
Attention: Timothy J. Nieman, Esq.
Email: tnieman@peoplesbanknet.com

With copies (which shall not constitute notice) to:

Vinson & Elkins L.L.P.
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036
Attention: Lawrence S. Elbaum
             C. Patrick Gadson
Email: lelbaum@velaw.com
             pgadson@velaw.com

If to a Driver Party, to the address at:

J. Abbott R. Cooper
Driver Management Company LLC
250 Park Avenue, 7th Floor
New York, NY 10019
Attention: J. Abbott R. Cooper
Email: ac@drivermgmtco.com

With a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 11019
Attention: Sebastian Alsheimer
Email: salsheimer@olshanlaw.com

20.   <u>Entire Agreement</u>. This Agreement shall constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings, agreements, representations, and warranties, both written and oral, with respect to such subject matter. This Agreement may be amended, modified, or supplemented only by an agreement in writing signed by each Party.

21.   <u>Interpretation</u>. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement, as each Party has had the opportunity to have this Agreement reviewed by counsel.

22.   <u>Severability</u>. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

23.   <u>Counterparts</u>. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of electronic

transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

24.   Assignment. No Party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other Parties; provided, that each Party must assign any of its rights and delegate any of its obligations hereunder to any Person that acquires substantially all of that Party's assets, whether by stock sale, merger, asset sale or otherwise. Any purported assignment or delegation in violation of this Section 24 shall be null and void. No assignment or delegation shall relieve the assigning or delegating Party of any of its obligations under this Agreement. This Agreement is for the sole benefit of the Parties and their respective successors and permitted assigns; and nothing in the Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

25.   Waivers. No waiver by any Party of any of the provisions of this Agreement shall be effective unless explicitly set forth in writing and signed by the Parties so waiving. No waiver by any Party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Agreement to be effective as of the Effective Date.

        CODORUS VALLEY BANCORP, INC.

By: /s/ Craig L. Kauffman

Name: Craig L. Kauffman

Title: President and Chief Executive Officer

DRIVER PARTIES:

DRIVER OPPORTUNITY PARTNERS I LP

By: /s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper
Title: Managing Member

DRIVER MANAGEMENT COMPANY LLC

By: /s/ J. Abbott R. Cooper
Name: J. Abbott R. Cooper
Title: Managing Member

J. ABBOTT R. COOPER

By: /s/ J. Abbott R. Cooper

Exhibit A

Driver Letters

Board Change	As discussed (new directors must be on Strategic Planning Committee and comp committee)
Strategic Planning Committee	- To include board additions - Does not need to solicit offers - Does not need to "explore strategic alternatives" - Must include "regularly review strategic direction" and "compare alternative options" or similar language in mandate/charter/press release - Must designate investment banker (and identify 2-3 individuals) that are currently advising committee[1] - Must provide specific instructions for communicating with committee
NEO Comp	- Salaries frozen for three years - Incentive comp as outlined on Exhibit A - No discretionary bonuses - No cars, club memberships, long term nursing care, etc as perquisites - Existing stock awards to be amended to be consistent with performance targets on Exhibit A
Board Comp	All stock with three year vesting (vesting accelerates upon change of control)
Stock Ownership Guidelines	To be determined but must include requirement for out of pocket purchases of stock; will include time to come into compliance and be phased based on time on the board (starting from time of adoption)
Standstill	To be discussed
Customary Releases, etc	Included
Expenses	Reimbursement

---

[1] Would also want a "commitment" (understanding the limits of firms to make such a commitment) that the investment bank initiate research coverage and also a commitment from board/management to encourage other investment banks to do the same

Metric	Capital adjusted return on average tangible common equity • If tangible common equity/tangible assets is lower than peer median by more than 2.5%, ROATCE will be calculated assuming TCE equal to what it would be if TCE/TA was equal to peer median • No similar adjustment if ROATCE is greater than peer median
Peer Group	To be determined and annually reviewed by comp committee
Targeted Payout	To be discussed but 25% of salary if ROATCE hits peer median, stepping up to 150% of peer median if ROATCE is better than all peers
Form	Stock or stock equivalents with three year vesting
Impact of Change of Control	Immediate vesting upon a change of control; in the event that a change of control occurs prior to 12/31/22, NEOs will have been deemed to have met (for 2021 comp) targets that would have resulted in comp award of 75% of salary
Timing of Adoption	Immediate and applies to comp for 2021



DRIVER MANAGEMENT COMPANY LLC

March 18, 2022

Mr. Lawrence Elbaum, Esq.
Vinson & Elkins
1114 Avenue of the Americas, 32nd Floor
New York, NY 10036

VIA EMAIL

    Re: Codorus Valley Bancorp, Inc. ("CVLY")

Lawrence,

As I mentioned to you when we talked by phone last night, the discovery that CVLY had made an $8,040,000 loan (the "Welkowitz Loan")—under what appear to me to be extremely questionable circumstances—where the only collateral was purported to be a Ferrari worth $45-50 million and where CVLY did not ever obtain its own appraisal of the car, left me with little to no confidence that either CVLY's board of directors (the "Board") or management team had any sense of fiduciary duty, concern for shareholders or, quite frankly, judgment. The fact that CVLY has offered no defense of, or justification for, making the Welkowitz loan only confirms to me that no such defense or justification exists—that the loss of approximately $8 million was entirely the result of extreme negligence and non-existent risk management.

However, in the hopes of avoiding a proxy fight and litigation, I am prepared to resume settlement discussions and propose the following outline of terms, with details to be worked out:

- Appointment of Directors. Immediate appointment of two of Driver's nominees to the Board, with at least one of those nominees appointed to each of the Compensation Committee, the Corporate Governance and Nominating Committee, the Risk Management Committee (as discussed below) and the Strategy Committee (as discussed below); nominees can be additions (not replacements for current directors) with an additional director (selected by the Corporate Governance and Nominating Committee) to be added to result in an odd number of directors.

- Risk Management Committee; Investigation of Welkowitz Loan. The Board will form a Risk Management Committee (replacing the existing Enterprise Risk Management Committee) that will evaluate the adequacy of CVLY's current policies and practices for identifying, assessing and managing risks (including strategic, market, credit and operational risk), oversee the implementation of a comprehensive risk management framework, establish risk management policies and procedures (including policies and procedures related to credit risk) and respond to (and investigate) any violations of such practices and procedures. As part of its evaluation of the adequacy of CVLY's current policies and practices, the Risk Management Committee, with the assistance of outside counsel and other experts selected by the Risk Management Committee, will conduct a thorough review and investigation of the Welkowtiz Loan intended to (i) identify existing deficiencies in risk management, (ii) determine the extent to which current or former employees deviated from existing risk (including credit risk) management policies, (iii) take appropriate steps to hold any current or former employees that deviated from existing risk management policies accountable for losses suffered by CVLY, and (iv) proactively address any potential violations of fiduciary duty in order to minimize the potential for derivative litigation.

- Strategy Committee. The Board will form a Strategy Committee that will immediately (and periodically thereafter) conduct a comprehensive review of CVLY's business strategy, prospects and performance and evaluate all potential avenues for increasing shareholder value. Management will be required to prepare a comprehensive business plan to be presented to the Strategy Committee within thirty (30) days of the date of any settlement agreement and refreshed no less frequently than every six months thereafter. The business plan will include detailed projections and, given Mr. Kauffman's statements regarding his strategic plan, a detailed breakdown of all aspects of that strategic plan, including return on capital analysis and a step by step roadmap (including major milestones and the timing thereof) for implementation of that plan. The Strategy Committee will have the right to engage its own financial and legal advisors.

- <u>Review of Incentive Compensation Arrangements</u>. The Compensation Committee will begin a comprehensive review of CVLY's executive compensation arrangements—including soliciting feedback from shareholders—as part of a complete overhaul of incentive compensation arrangements intended to closely align the interests of management with those of shareholders.

- <u>Other Customary Terms</u>. Other customary terms—including releases, non-disparagement and expense reimbursement—will be included subject to discussion.

In light of the facts and circumstances surrounding the Welkowitz Loan, I believe this is a balanced and reasonable framework for discussion. I have no intention of making this letter public, though reserve the right to do so in the future to the extent that CVLY mischaracterizes the contents of this letter or any discussions arising out of this letter.

Thanks,

/s/ Abbott

<u>Exhibit B</u>

Press Release

Codorus Valley Bancorp Announces Changes to Enhance Shareholder Value

Three New Independent Directors to Join its Board of Directors

Will Conduct a Comprehensive Third-Party Study of its Credit Risk Policies

Will Conduct a Comprehensive Third-Party Study of its Executive Compensation

YORK, Pa., April 12, 2022 – Codorus Valley Bancorp, Inc. ("Codorus Valley" or the "Corporation") (NASDAQ: CVLY), parent company of PeoplesBank, A Codorus Valley Company ("PeoplesBank"), today announced it is implementing a series of initiatives designed to enhance the Corporation's corporate governance practices, further analyze credit risk policies and practices, and ensure continued alignment with shareholders. These initiatives follow engagement and input from shareholders, including Driver Management Company LLC and its affiliates (collectively, "Driver"), which together own 6.7% of Codorus Valley's outstanding common stock.

Codorus Valley will appoint three new independent directors to its Board of Directors

The Corporation will appoint three new directors to its Board of Directors (the "Board"). The first new director, John E. Kiernan, Esq., was appointed by the Board at its April 12, 2022 meeting. Mr. Kiernan was selected from Driver's proposed nominees previously submitted for consideration. Mr. Kiernan has been appointed to the Corporate Governance and Nominating Committee, the Audit Committee, and the Compensation Committee of the Board. The second new director will be chosen solely by the Board, and will be appointed no later than the end of Q2 2022. The Board and Driver together will identify a third new director with substantial public company board experience from the banking sector. Immediately following the appointment to the Board, the third new director will be appointed to the Board's Enterprise Risk Management Committee, which is mandated with ongoing enterprise-wide risk oversight and management, including reviewing all material risks, such as credit risk. The third new director also will be appointed no later than Q2 2022. Upon completion of these additions, the size of the Board will not exceed eleven directors.

Commitment to ongoing strategic review and to engage in comprehensive review of compensation and credit risk practices

The Board reiterates its commitment to an ongoing review, together with independent advisors, including Keefe Bruyette & Woods, of the Corporation's strategy and all potential avenues for value creation, including potential transaction opportunities and management's regular reporting to, and solicitation of feedback from, the Board, on management's detailed strategic plan.

In addition, the Board's Compensation Committee will undertake a comprehensive study ("Compensation Study") regarding executive compensation initiatives proposed by Driver. The Corporation will publicize the results of this Compensation Study in the ordinary course of business once such results are implemented. The Compensation Committee will also evaluate stock ownership guidelines for directors of the Corporation.

Last, the Board's Audit Committee will engage an independent regulatory advisory firm to undertake a comprehensive review of the Corporation's credit risk policies and practices, including an evaluation of the adequacy of the Corporation's policies and practices for identifying, assessing and managing credit and underwriting risks. The independent advisor will make recommendations on how to strengthen the Corporation's credit and underwriting risk policies and practices.

"We believe the initiatives we announced today, which reflect direct engagement and input from our shareholders, including Driver, provide a new foundation to further enhance our corporate governance and risk management practices," said Cynthia A. Dotzel, Board Chair of Codorus Valley. "Over the past year, we successfully executed our long-term succession plan and have made significant progress in improving our operational performance and strategically positioning the Corporation for future growth. We look forward to continuing to expand our markets, deliver clients with the excellent service they have come to expect, serve our community and enhance value for shareholders."

"We appreciate the continued engagement with the Board of Directors and their commitment to further strengthening their governance oversight and operations," said Abbott Cooper, Managing Member of Driver. "The Board has displayed a willingness to engage in constructive dialogue with shareholders and we look forward to continued discourse and collaboration with the Corporation to unlock value for all shareholders."

ABOUT CODORUS VALLEY BANCORP, INC.
Codorus Valley Bancorp, Inc. is the largest independent financial services holding company headquartered in York, Pennsylvania. Codorus Valley primarily operates through its financial services subsidiary, PeoplesBank, A Codorus Valley Company. PeoplesBank offers a full range of consumer, business, wealth management, and mortgage services at financial centers located in communities throughout South Central Pennsylvania and Central Maryland. Additional information can be found on PeoplesBank's website at www.peoplesbanknet.com. Codorus Valley Bancorp, Inc.'s Common Stock is listed on the NASDAQ Global Market under the symbol CVLY.

Codorus Valley Bancorp, Inc. Media Contact

Prosek Partners

Brian Schaffer   Joel Henry
bschaffer@prosek.com   jhenry@prosek.com

Driver Management Company LLC Media Contact

Longacre Square Partners

Greg Marose, 646-386-0091
gmarose@longacresquare.com

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